April 4, 2018

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadus Corporation

PRER14A filed March 28, 2018 by Cadus Corporation

Amendment No. 1 to Schedule 13E-3

Filed March 28, 2018 by Cadus Corporation et al.

File No. 005-46485

Dear Ms. Chalk:

I am writing on behalf of Cadus Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 2, 2018 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Rule 13e-3 Transaction Statement under Section 13(E) of the Exchange Act, as filed with the Commission on March 28, 2018 (as amended, the “Schedule 13E-3”), and the related Amendment No. 1 to preliminary proxy statement under Regulation 14A of the Exchange Act, as filed with the Commission on March 28, 2018 (as amended, the “Proxy Statement”).

This letter, together with Amendment No. 2 to the Proxy Statement (the “Proxy Statement Amendment”) and Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”), are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement Amendment.

Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

April 4, 2018

Schedule 13E-3

Exhibit 99.(A)(1)

Summary, page 1

1.	We note your responses to prior comments 4, 6 and 10 as well as your revised disclosures on pages 19 and 27 concerning net operating losses (NOLs) and research and development (R&D) tax credits. Please revise the proxy statement to explain and highlight that the Purchaser Group will receive favorable tax benefits that are unavailable to other third-party purchasers and discuss the value of these tax benefits relative to the total amount that the Purchaser Group will need to pay in order to acquire all unaffiliated shares through the merger. Discuss the role, if any, that the tax benefits had on the Purchaser Group’s decision to undertake the merger and, as applicable, the timing of their decision. In addition, please highlight, if true, that the Fairness Advisor did not factor the $6.3 million net present value of tax benefits flowing to the Purchaser Group in developing its valuation range for the company and in rendering its fairness opinion. For additional guidance, please refer to Regulation M-A, Items 1013 and 1015.

Response:    In response to the Staff’s comment, the Company has revised its disclosures on pages 31, 32 and 33 of the Proxy Statement Amendment.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 735-8600.

Sincerely,

/s/ Zachary Jacobs

Zachary Jacobs

cc:	Matthew Manuelian (Morrison Cohen LLP)

Salomon Sassoon (Morrison Cohen LLP)

Corby J. Baumann (Thompson Hine LLP)

Todd E. Mason (Thompson Hine LLP)

Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com